Exhibit 99.1
Dole plc Reports First Quarter 2024 Financial Results
DUBLIN – May 15, 2024 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three months ended March 31, 2024.
Highlights for the three months ended March 31, 2024:
•Strong first quarter Group results with growth across all segments
•Revenue of $2.1 billion, an increase of 6.6%
•Net Income of $65.4 million, an increase of 219.5%
•Adjusted EBITDA1 of $110.1 million, an increase of 9.7%
•Adjusted Net Income of $40.6 million and Adjusted Diluted EPS of $0.43
•Completed the sale of 65% equity stake in Progressive Produce for gross proceeds of $120.3 million and gain of $74.0 million
Financial Highlights - Unaudited

	Three Months Ended
	March 31, 2024	March 31, 2023

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,121	1,989
Income from continuing operations[2]	71.5	35.0
Net Income	65.4	20.5
Net Income attributable to Dole plc	70.1	14.2
Diluted EPS from continuing operations	0.80	0.30
Diluted EPS	0.74	0.15
Adjusted EBITDA[1]	110.1	100.4
Adjusted Net Income[1]	40.6	32.3
Adjusted Diluted EPS[1]	0.43	0.34
Commenting on the results, Carl McCann, Executive Chairman, said:
“We are pleased to deliver a strong result for the first quarter of 2024, with revenue growth of 6.6% and Adjusted EBITDA increasing 9.7% to $110.1 million.
We successfully completed the sale of our 65% equity stake in Progressive Produce in March and used the net proceeds to strengthen our financial position by reducing our long-term debt by $100 million. At the end of the quarter, our net debt was $776 million.
Our strong start to the year positions us well to deliver another good result in 2024. For the full year, we are maintaining our target to deliver Adjusted EBITDA in line with 2023 on a like-for-like basis. Adjusting for the sale of Progressive Produce, this implies an Adjusted EBITDA target of at least $360 million.”
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share, Net Debt and Free Cash Flow from Continuing Operations are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are presented separately in our condensed consolidated statements of cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - First Quarter
Revenue increased 6.6%, or $132.2 million, due to strong operational performance across all segments and a $12.8 million favorable impact of foreign currency translation, partially offset by a net negative impact from acquisitions and divestitures of $13.3 million. On a like-for-like basis3, revenue was 6.7%, or $132.6 million, ahead of prior year.
Net Income increased 219.5% or $45.0 million, due to strong operational performance across the Group, as well as the gain on the sale of Progressive Produce of $74.0 million, offset partially by an impairment of goodwill of $36.7 million.
Adjusted EBITDA increased 9.7%, or $9.7 million, primarily driven by stronger performance in the Diversified Americas and Diversified EMEA segments. On a like-for-like basis, Adjusted EBITDA increased 10.8%, or $10.8 million.
Adjusted Net Income increased $8.3 million, predominantly due to increases in Adjusted EBITDA as noted above and lower depreciation and interest expense, partially offset by higher tax expense. Adjusted Diluted EPS for the three months ended March 31, 2024 was $0.43 compared to $0.34 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	March 31, 2024		March 31, 2023

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$824,229	$69,435	$798,910	$69,211
Diversified Fresh Produce - EMEA	853,598	25,959	798,100	23,406
Diversified Fresh Produce - Americas & ROW	476,882	14,705	422,751	7,770
Intersegment	(33,335)	—	(30,594)	—
Total	$2,121,374	$110,099	$1,989,167	$100,387
Fresh Fruit
Revenue increased 3.2%, or $25.3 million, primarily due to higher worldwide volumes of bananas and pineapples sold and an increase in worldwide pricing of pineapples, offset in part by lower worldwide pricing for bananas.
Adjusted EBITDA increased 0.3%, or $0.2 million, driven by higher volumes and lower fruit sourcing costs, partially offset by lower pricing and decreases in commercial cargo.
Diversified Fresh Produce – EMEA
Revenue increased 7.0%, or $55.5 million, primarily due to strong performance in Ireland, the U.K. and Northern Europe, a favorable impact from foreign currency translation of $12.7 million and an incremental net positive impact of $6.2 million from acquisitions. On a like-for-like basis, revenue was 4.6%, or $36.7 million, ahead of prior year.
Adjusted EBITDA increased 10.9%, or $2.6 million, primarily driven by strong performance in Northern Europe and South Africa, as well as by a positive impact of $0.3 million from foreign currency translation. On a like-for-like basis, Adjusted EBITDA was 10.0%, or $2.3 million, ahead of prior year.
Diversified Fresh Produce – Americas & ROW
Revenue increased 12.8%, or $54.1 million, primarily driven by higher volumes of cherries sold, as a result of seasonal timing differences, improved pricing and volumes in avocados and generally strong volumes and better pricing across most commodities. These positive impacts were partially offset by decreases in berries and lower sales from the Progressive Produce business following its disposal in mid-March 2024. On a like-for-like basis, revenue was 17.4%, or $73.4 million, ahead of the prior year.
3 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.

Adjusted EBITDA increased 89.3%, or $6.9 million, primarily driven by higher cherry revenue, improved performance in avocados in North America and generally stronger pricing and higher volumes across most commodities, partially offset by the impact of the disposal of the Progressive Produce business. On a like-for-like basis, Adjusted EBITDA was 106.0%, or $8.2 million, ahead of the prior year.
Capital Expenditures
Cash capital expenditures from continuing operations for the three months ended March 31, 2024 were $18.2 million, which included investments in shipping containers, farming investments, efficiency projects in our warehouses and ongoing investments in IT and logistics assets. Additions through finance lease from continuing operations were $7.0 million for the three months ended March 31, 2024.
Sale of Progressive Produce
On March 13, 2024, the Company completed the sale of its 65.0% equity interest in the Progressive Produce business to PTF Holdings. As a result of the sale, Dole received gross proceeds of $120.3 million in cash and recognized a gain on the sale of $74.0 million. On April 25, 2024, Dole voluntarily prepaid $100.0 million of its Term Loan facilities with proceeds from the sale of Progressive Produce.
Free Cash Flow from Continuing Operations and Net Debt
Free cash flow from continuing operations was an outflow of $53.2 million for the three months ended March 31, 2024. Free cash flow was primarily driven by normal seasonal impacts. There were outflows from receivables based on higher sales and timing of collections, as well as higher inventories of finished goods, partially offset by the impact of higher accrued liabilities. Net Debt as of March 31, 2024 was $775.8 million.
Outlook for Fiscal Year 2024 (forward-looking statement)
We are very pleased with the strong start we have made to fiscal year 2024 and believe this puts us in a good position to deliver a strong overall result for the year.
While still early in the year and forecasting remains complex, we are maintaining our target to deliver full year Adjusted EBITDA in line with 2023 on a like-for-like basis. Adjusting for the disposal of Progressive Produce, this implies an Adjusted EBITDA target of at least $360 million for the full year.
For fiscal year 2024, we are maintaining our capital expenditure from continuing operations guidance to be in the range of $110 - $120 million and are reducing our interest expense guidance to be in the range of $75 - $80 million.
Dividend
On May 14, 2024, the Board of Directors of Dole plc declared a cash dividend for the first quarter of 2024 of $0.08 per share, payable on July 5, 2024 to shareholders of record on June 12, 2024. A cash dividend of $0.08 per share was paid on April 4, 2024 for the fourth quarter of 2023.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the first quarter 2024 financial results. The webcast can be accessed at www.doleplc.com/investor-relations
The conference call can be accessed live by dialing (646) 307-1963 in the U.S. or +353 (1) 582 2023 in Ireland and +44 20 3481 4247 for U.K. and other international participants. The conference ID is 2520960.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Condensed Consolidated Statements of Operations - Unaudited

	Three Months Ended
	March 31, 2024	March 31, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,121,374	$1,989,167
Cost of sales	(1,926,697)	(1,810,128)
Gross profit	194,677	179,039
Selling, marketing, general and administrative expenses	(118,950)	(120,879)
Gain on disposal of business	73,950	—
Gain on asset sales	417	3,973
Impairment of goodwill	(36,684)	—
Impairment of property, plant and equipment	(1,277)	—
Operating income	112,133	62,133
Other income, net	7,622	1,775
Interest income	3,079	2,309
Interest expense	(17,948)	(21,712)
Income from continuing operations before income taxes and equity earnings	104,886	44,505
Income tax expense	(34,401)	(10,994)
Equity method earnings	1,002	1,478
Income from continuing operations	71,487	34,989
Loss from discontinued operations, net of income taxes	(6,051)	(14,506)
Net income	65,436	20,483
Net loss (income) attributable to noncontrolling interests	4,707	(6,324)
Net income attributable to Dole plc	$70,143	$14,159

Income (loss) per share - basic:
Continuing operations	$0.80	$0.30
Discontinued operations	(0.06)	(0.15)
Net income per share attributable to Dole plc - basic	$0.74	$0.15

Income (loss) per share - diluted:
Continuing operations	$0.80	$0.30
Discontinued operations	(0.06)	(0.15)
Net income per share attributable to Dole plc - diluted	$0.74	$0.15

Weighted-average shares:
Basic	94,929	94,899
Diluted	95,229	95,024

Condensed Consolidated Statements of Cash Flows - Unaudited

	Three Months Ended
	March 31, 2024	March 31, 2023

Operating Activities	(U.S. Dollars in thousands)
Net income	$65,436	$20,483
Loss from discontinued operations, net of taxes	6,051	14,506
Income from continuing operations	71,487	34,989
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities - continuing operations:
Depreciation and amortization	24,121	26,919
Impairment of goodwill	36,684	—
Impairment of fixed assets	1,277	—
Net gain on sale of assets and asset write-offs	(417)	(3,973)
Net gain on sale of business	(73,950)	—
Stock-based compensation expense	1,832	1,330
Equity method earnings	(1,002)	(1,478)
Amortization of debt discounts and debt issuance costs	1,591	1,589
Deferred tax (benefit) expense	(11,062)	1,481
Pension and other postretirement benefit plan expense	992	1,970
Other	(4,658)	(3,089)
Changes in operating assets and liabilities:
Receivables, net of allowances	(123,162)	(6,442)
Inventories	(43,605)	(9,836)
Prepaids, other current assets and other assets	(1,443)	(174)
Accounts payable, accrued liabilities and other liabilities	86,359	(30,639)
Net cash (used in) provided by operating activities - continuing operations	(34,956)	12,647
Investing activities
Sales of assets	1,023	6,529
Capital expenditures	(18,238)	(17,609)
Proceeds from sale of business, net of transaction costs	115,845	—
Insurance proceeds	527	—
Purchases of investments	(187)	(790)
(Purchases) sales of unconsolidated affiliates	(374)	1,507
Other	(2,097)	(1,388)
Net cash provided by (used in) investing activities - continuing operations	96,499	(11,751)
Financing activities
Proceeds from borrowings and overdrafts	490,871	392,054
Repayments on borrowings and overdrafts	(573,994)	(347,448)
Dividends paid to shareholders	(7,594)	(7,592)
Dividends paid to noncontrolling interests	(7,173)	(1,918)
Other noncontrolling interest activity, net	—	(476)
Payment of contingent consideration	(796)	(1,151)
Net cash (used in) provided by financing activities - continuing operations	(98,686)	33,469
Effect of foreign exchange rate changes on cash	(5,630)	2,697
Net cash provided by operating activities - discontinued operations	5,753	2,580
Net cash used in investing activities - discontinued operations	(382)	(2,282)
Cash provided by discontinued operations, net	5,371	298
(Decrease) increase in cash and cash equivalents	(37,402)	37,360
Cash and cash equivalents at beginning of period, including discontinued operations	277,005	228,840
Cash and cash equivalents at end of period, including discontinued operations	$239,603	$266,200
Supplemental cash flow information:
Income tax payments, net of refunds	$(10,498)	$(8,156)
Interest payments on borrowings	$(17,394)	$(19,417)

Condensed Consolidated Balance Sheets - Unaudited

	March 31, 2024	December 31, 2023

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$239,397	$275,580
Short-term investments	6,099	5,899
Trade receivables, net of allowances for credit losses of $19,354 and $18,360, respectively	621,282	538,177
Grower advance receivables, net of allowances for credit losses of $17,627 and $19,839, respectively	105,146	109,958
Other receivables, net of allowances for credit losses of $13,410 and $13,227, respectively	120,986	117,069
Inventories, net of allowances of $4,522 and $4,792, respectively	409,482	378,592
Prepaid expenses	59,773	61,724
Other current assets	17,149	17,401
Fresh Vegetables current assets held for sale	405,733	414,457
Other assets held for sale	1,827	1,832
Total current assets	1,986,874	1,920,689
Long-term investments	15,696	15,970
Investments in unconsolidated affiliates	130,992	131,704
Actively marketed property	13,781	13,781
Property, plant and equipment, net of accumulated depreciation of $447,605 and $444,775, respectively	1,086,843	1,102,234
Operating lease right-of-use assets	326,817	340,458
Goodwill	435,962	513,312
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $117,551 and $134,420, respectively	30,643	41,232
Other assets	104,667	109,048
Deferred tax assets, net	69,004	66,485
Total assets	$4,507,559	$4,561,193
LIABILITIES AND EQUITY
Accounts payable	$599,445	$670,904
Income taxes payable	63,396	22,917
Accrued liabilities	417,767	357,427
Bank overdrafts	12,054	11,488
Current portion of long-term debt, net	215,281	222,940
Current maturities of operating leases	62,910	63,653
Payroll and other tax	26,032	27,791
Contingent consideration	1,152	1,788
Pension and other postretirement benefits	16,038	16,570
Fresh Vegetables current liabilities held for sale	305,753	291,342
Dividends payable and other current liabilities	24,580	29,892
Total current liabilities	1,744,408	1,716,712
Long-term debt, net	774,361	845,013
Operating leases, less current maturities	269,735	287,991
Deferred tax liabilities, net	83,704	92,653
Income taxes payable, less current portion	16,664	16,664
Contingent consideration, less current portion	7,356	7,327
Pension and other postretirement benefits, less current portion	113,418	121,689
Other long-term liabilities	51,990	52,295
Total liabilities	3,061,636	3,140,344

Redeemable noncontrolling interests	33,766	34,185
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,929 shares outstanding as of March 31, 2024 and December 31, 2023	949	949
Additional paid-in capital	799,515	796,800
Retained earnings	624,983	562,562
Accumulated other comprehensive loss	(122,124)	(110,791)
Total equity attributable to Dole plc	1,303,323	1,249,520
Equity attributable to noncontrolling interests	108,834	137,144
Total equity	1,412,157	1,386,664
Total liabilities, redeemable noncontrolling interests and equity	$4,507,559	$4,561,193

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended
	March 31, 2024	March 31, 2023

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$65,436	$20,483
Loss from discontinued operations, net of income taxes	6,051	14,506
Income from continuing operations (Reported GAAP)	71,487	34,989
Income tax expense	34,401	10,994
Interest expense	17,948	21,712
Mark to market (gains) losses	(2,870)	822
Loss (gain) on asset sales	31	(4,167)
Gain on disposal of business	(73,950)	—
Cyber-related incident	—	4,750
Impairment of goodwill	36,684	—
Other items[4]	(1,800)	673
Adjustments from equity method investments	1,514	1,323
Adjusted EBIT (Non-GAAP)	83,445	71,096
Depreciation	21,848	24,303
Amortization of intangible assets	2,273	2,616
Depreciation and amortization adjustments from equity method investments	2,533	2,372
Adjusted EBITDA (Non-GAAP)	$110,099	$100,387

4 For the three months ended March 31, 2024, other items is primarily comprised of $1.8 million of insurance proceeds, net of asset writedowns. For the three months ended March 31, 2023, other items is primarily comprised of $0.7 million of asset writedowns, net of insurance proceeds.

Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended
	March 31, 2024	March 31, 2023

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$70,143	$14,159
Loss from discontinued operations, net of income taxes	6,051	14,506
Income from continuing operations attributable to Dole plc	76,194	28,665
Adjustments:
Amortization of intangible assets	2,273	2,616
Mark to market (gains) losses	(2,870)	822
Loss (gain) on asset sales	31	(4,167)
Gain on disposal of business	(73,950)	—
Cyber-related incident	—	4,750
Impairment of goodwill	36,684	—
Other items[5]	(1,800)	673
Adjustments from equity method investments	531	119
Income tax on items above and discrete tax items	14,319	(309)
NCI impact on items above	(10,861)	(893)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$40,551	$32,276

Adjusted earnings per share – basic (Non-GAAP)	$0.43	$0.34
Adjusted earnings per share – diluted (Non-GAAP)	$0.43	$0.34
Weighted average shares outstanding – basic	94,929	94,899
Weighted average shares outstanding – diluted	95,229	95,024

5 For the three months ended March 31, 2024, other items is primarily comprised of $1.8 million of insurance proceeds, net of asset writedowns. For the three months ended March 31, 2023, other items is primarily comprised of $0.7 million of asset writedowns, net of insurance proceeds.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended March 31, 2024 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[6]	Operating Income
Reported (GAAP)	$2,121,374	(1,926,697)	194,677	9.2%	(118,950)	36,406	$112,133
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,273	—	2,273
Mark to market (gains) losses	—	(120)	(120)		—	—	(120)
Loss (gain) on asset sales	—	—	—		—	31	31
Gain on disposal of business	—	—	—		—	(73,950)	(73,950)
Impairment of goodwill	—	—	—		—	36,684	36,684
Other items	—	(1,800)	(1,800)		—	—	(1,800)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,121,374	(1,928,617)	192,757	9.1%	(116,677)	(829)	$75,251

	Three Months Ended March 31, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[7]	Operating Income
Reported (GAAP)	$1,989,167	(1,810,128)	179,039	9.0%	(120,879)	3,973	$62,133
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,616	—	2,616
Mark to market (gains) losses	—	(1,390)	(1,390)		—	—	(1,390)
Loss (gain) on asset sales	—	—	—		—	(4,167)	(4,167)
Cyber-related incident	—	—	—		4,750	—	4,750
Other items	—	673	673		—	—	673
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$1,989,167	(1,810,845)	178,322	9.0%	(113,513)	(194)	$64,615
6 Other operating charges for the three months ended March 31, 2024 is primarily comprised of a gain on disposal of business of $74.0 million, offset by a goodwill impairment charge of $36.7 million and a fixed asset impairment charge of $1.3 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.
7 Other operating charges for the three months ended March 31, 2023 is comprised of gains on asset sales of $4.0 million, as reported on the Dole plc GAAP Condensed Consolidated Statements of Operations.

	Three Months Ended March 31, 2024 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$7,622	3,079	(17,948)	(34,401)	1,002	71,487	$(6,051)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	6,051
Amortization of intangible assets	—	—	—	—	—	2,273	—
Mark to market (gains) losses	(2,750)	—	—	—	—	(2,870)	—
Loss (gain) on asset sales	—	—	—	—	—	31	—
Gain on disposal of business	—	—	—	—	—	(73,950)	—
Impairment of goodwill	—	—	—	—	—	36,684	—
Other items	—	—	—	—	—	(1,800)	—
Adjustments from equity method investments	—	—	—	—	531	531	—
Income tax on items above and discrete tax items	—	—	—	14,419	(100)	14,319	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$4,872	3,079	(17,948)	(19,982)	1,433	46,705	$—

	Three Months Ended March 31, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$1,775	2,309	(21,712)	(10,994)	1,478	34,989	$(14,506)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	14,506
Amortization of intangible assets	—	—	—	—	—	2,616	—
Mark to market (gains) losses	2,212	—	—	—	—	822	—
Loss (gain) on asset sales	—	—	—	—	—	(4,167)	—
Cyber-related incident	—	—	—	—	—	4,750	—
Other items	—	—	—	—	—	673	—
Adjustments from equity method investments	—	—	—	—	119	119	—
Income tax on items above and discrete tax items	—	—	—	(228)	(81)	(309)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$3,987	2,309	(21,712)	(11,222)	1,516	39,493	$—

	Three Months Ended March 31, 2024 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net loss (income) attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$65,436	4,707	$70,143	$0.74
Loss from discontinued operations, net of income taxes	6,051	—	6,051
Amortization of intangible assets	2,273	—	2,273
Mark to market (gains) losses	(2,870)	—	(2,870)
Loss (gain) on asset sales	31	—	31
Gain on disposal of business	(73,950)	—	(73,950)
Impairment of goodwill	36,684	—	36,684
Other items	(1,800)	—	(1,800)
Adjustments from equity method investments	531	—	531
Income tax on items above and discrete tax items	14,319	—	14,319
NCI impact on items above	—	(10,861)	(10,861)
Adjusted (Non-GAAP)	$46,705	(6,154)	$40,551	$0.43

Weighted average shares outstanding – diluted	95,229

	Three Months Ended March 31, 2023 U.S. Dollars and shares in thousands, except per share amounts

	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$20,483	(6,324)	$14,159	$0.15
Loss from discontinued operations, net of income taxes	14,506	—	14,506
Amortization of intangible assets	2,616	—	2,616
Mark to market (gains) losses	822	—	822
Loss (gain) on asset sales	(4,167)	—	(4,167)
Cyber-related incident	4,750	—	4,750
Other items	673	—	673
Adjustments from equity method investments	119	—	119
Income tax on items above and discrete tax items	(309)	—	(309)
NCI impact on items above	—	(893)	(893)
Adjusted (Non-GAAP)	$39,493	(7,217)	$32,276	$0.34

Weighted average shares outstanding – diluted	95,024

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	March 31, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	March 31, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$798,910	$—	$—	$25,319	$824,229
Diversified Fresh Produce - EMEA	798,100	12,669	6,172	36,657	853,598
Diversified Fresh Produce - Americas & ROW	422,751	173	(19,441)	73,399	476,882
Intersegment	(30,594)	—	—	(2,741)	(33,335)
Total	$1,989,167	$12,842	$(13,269)	$132,634	$2,121,374

	Adjusted EBITDA for the Three Months Ended
	March 31, 2023	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	March 31, 2024

	(U.S. Dollars in thousands)
Fresh Fruit	$69,211	$(46)	$—	$270	$69,435
Diversified Fresh Produce - EMEA	23,406	349	(132)	2,336	25,959
Diversified Fresh Produce - Americas & ROW	7,770	(9)	(1,289)	8,233	14,705
Total	$100,387	$294	$(1,421)	$10,839	$110,099

Net Debt Reconciliation
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of March 31, 2024 is presented below. Net Debt as of March 31, 2024 was $775.8 million.

	March 31, 2024	December 31, 2023

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	$239,397	$275,580
Debt (Reported GAAP):
Long-term debt, net	(774,361)	(845,013)
Current maturities	(215,281)	(222,940)
Bank overdrafts	(12,054)	(11,488)
Total debt, net	(1,001,696)	(1,079,441)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(13,518)	(14,395)
Total gross debt	(1,015,214)	(1,093,836)
Net Debt (Non-GAAP)	$(775,817)	$(818,256)

Free Cash Flow from Continuing Operations Reconciliation

	Three Months Ended
	March 31, 2024	March 31, 2023

	(U.S. Dollars in thousands)
Net cash (used in) provided by operating activities - continuing operations (Reported GAAP)	$(34,956)	$12,647
Less: Capital expenditures (Reported GAAP)[8]	(18,238)	(17,609)
Free cash flow from continuing operations (Non-GAAP)	$(53,194)	$(4,962)
8 Capital expenditures do not include amounts attributable to discontinued operations.

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release, we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, Free Cash Flow from Continuing Operations and Net Debt, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three months ended March 31, 2024 and March 31, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three months ended March 31, 2024 and March 31, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) subtracting the income or adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from certain derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three months ended March 31, 2024 and March 31, 2023, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property, adding impairment charges on goodwill and adding costs incurred for the cyber-related incident; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP unamortized debt discounts and debt issuance costs.
Free cash flow from continuing operations is calculated from GAAP net cash used in or provided by operating activities for continuing operations less GAAP capital expenditures.
Like-for-like basis refers to the U.S. GAAP measure or non-GAAP financial measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.
Dole is not able to provide a reconciliation for projected FY'24 results without taking unreasonable efforts.